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                                               Computerized Thermal Imaging, Inc
                                                 1719 West 2800 South ~ Ste. 102
                                                                 Ogden, UT 84401

                                                             Phone: 801-776-4700
                                                               Fax: 801-776-6440


February 14, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mr. Brian Cascio
450 Fifth Street NW
Washington, DC 20549-0306

Dear Mr. Cascio:

In answer to your letter dated January 25, 2006, we respectfully submit the following answers and/or explanations:

Form 10KSB for Fiscal Year Ended June 30, 2005
Financial Statements
Note 1 - Summary of Business and Significant Accounting Policies - Pg. 35

Revenue Recognition - Page 37
-----------------------------

1. EXPLANATION - As CTI and NanDa reached specific milestones specified in the contract, NanDa paid to CTI specified payments. The cited entry of $660,000 deferred revenue has been carried forward due to a question as to whether the liability has actually been extinguished. The Nanda training was completed in 2003. Nanda then defaulted and failed to go forward with the project.

         PROPOSED SOLUTION - The issue of $660,000 deferred revenue from NanDa has been referred to our legal counsel for an opinion as to whether the obligation has been extinguished. If the legal opinion verifies the contract is completed to date and no reimbursement is due CTI will claim the $660,000 as revenue on the appropriate QSB.

Note 11. Segments, - Page 45
----------------------------

2. EXPLANATION - Due to the very limited activity within the company, CTI is no longer able to separate costs by segments. While drafting the 10K the revenue segment was included to try and identity the items which could be identified. The Company will not make any further references to segment reporting until such time as there are identifiable segments and the Chief Decision Making Officer is able to make decisions by segments.

         PROPOSED SOLUTION - Elimination of the operating segments disclosures in future filings.

The Company represents the following:

>> The company is responsible for the adequacy and accuracy of the disclosure in the filings.

>> Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

>> The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Thank you for your time and the opportunity to answer your questions.





Sincerely,

/s/ Richard V. Secord

Richard V. Secord
Chairman of the Board
Chief Executive Officer